Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Fig Publishing, Inc. (the “Company”) on Post-Effective Amendment No. 10 to Form 1-A (File No. 24-10507) of our report dated January 30, 2017, except for Note 1A as to which the date is April 25, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Fig Publishing, Inc. and Subsidiaries as of September 30, 2016 and 2015, for the year ended September 30, 2016 and for the period from October 27, 2014 (inception) to September 30, 2015, which report appears in the Offering Circular, which is part of this Offering Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

July 11, 2017